March 24, 2025

Bradley Burnam
Chief Executive Officer
Global Health Solutions, Inc.
250 N. Westlake Blvd.
Westlake Village, CA 91362

        Re: Global Health Solutions, Inc.
            Amendment No. 2 to Offering Statement on Form 1-A
            Filed March 18, 2025
            File No. 024-12562
Dear Bradley Burnam:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 17, 2025 letter.

Offering Statement on Form 1-A
Our Business
Introduction, page 19

1.     We note your response to prior comment 5 and revised disclosures on page
19. Please
       further revise to:
           state whether it is expected that Flex will be classified as a Class I, II or III medical device; and
           clarify the meaning of the following statement: "We expect its completion before the end of 2025." Explain when you expect all required testing to be completed, when you expect a de novo submission to the FDA and the estimated length of the
           FDA review period.
 March 24, 2025
Page 2

MiMedx Agreement, page 21

2. We note your response to prior comment 6 and revised disclosures, and we reissue in part. Please further revise page 21 to disclose:
           the aggregate amounts of any milestone payments to which you may become entitled under the MiMedx Agreement, including but not limited to product-
           launch-based milestone payments and certain progressive aggregate sales-based milestone payments; and
           term and termination provisions.

        Please contact Vanessa Robertson at 202-551-3649 or Sasha Parikh at 202-551-3627
if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Sprague Hamill at 303-844-1008 or Alan Campbell at 202-
551-4224 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Jeffrey S. Marks